EXHIBIT 107

Calculation of Filing Fee Table

S-3

(Form Type)

L3Harris Technologies, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities

Fees to Be Paid	Debt	5.400% Notes due 2027	457(r)	$1,250,000,000	99.869%	$1,248,362,500	0.0001102	$137,569.55
Fees to Be Paid	Debt	5.400% Notes due 2033	457(r)	$1,500,000,000	99.893%	$1,498,395,000	0.0001102	$165,123.13
Fees to Be Paid	Debt	5.600% Notes due 2053	457(r)	$500,000,000	99.683%	$498,415,000	0.0001102	$54,925.333

	Total Offering Amounts					$3,245,172,500		$357,618.01
	Total Fees Previously Paid							N/A
	Total Fee Offsets							N/A
	Net Fee Due							$357,618.01

The prospectus supplement to which this exhibit is attached is a final prospectus supplement for the related offering.